Hunton Andrews Kurth LLP 600 Travis, Suite 4200 Houston, Texas 77002 +1.713.220.4200 Phone +1.713.220.4285 Fax HuntonAK.com

June 18, 2024

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	City Office REIT, Inc.
Form 10-K for the year ended December 31, 2023
Filed February 22, 2024
Response Dated April 19, 2024
File No. 001-36409

Ladies and Gentlemen:

On behalf of our client, City Office REIT, Inc., a Maryland corporation (the “Company,” “CIO,” “we,” “us” or “our”), set forth below are the responses of the Company to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated June 4, 2024, with respect to the Company’s Form 10-K for the year ended December 31, 2023 (File No. 001-36409), submitted to the Commission on February 22, 2024 (the “10-K”) and our response letter dated April 19, 2024.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the 10-K unless otherwise specified. All capitalized terms not otherwise defined herein shall have the meaning assigned to them in the 10-K. The Company respectfully informs the Staff that KPMG LLP, the Company’s independent external auditors, has reviewed this correspondence.

Annual Report on Form 10-K for the year ended December 31, 2023

Part 1

Item 1. Business, page 5

1.

We note your response to comment 1. In your response, you state that you will provide commentary regarding the impact of tenants exercising early termination provisions to the extent material. Please confirm that you will also disclose the percentage of net rentable area subject to early termination, which you state was 16% as of December 31, 2023.

U.S. Securities and Exchange Commission

June 18, 2024

RESPONSE: We acknowledge the Staff’s comment and the Company confirms it will disclose, to the extent material, the percentage of net rentable area subject to early termination in our future periodic Exchange Act reports.

Item 2. Properties, page 41

2.

We note your response to prior comment 2. Please explain how your annual effective rent per square foot is higher than your annual base rent per square foot in certain instances. Further, we note that you have included amortized rent escalations in your determination of effective rent per square foot. Please explain why you believe this is appropriate.

RESPONSE: We acknowledge the Staff’s comment, and the Company respectfully highlights that the Staff’s prior comment 2 requested we provide “average effective rent per square foot,” with which we complied, rather than “annual effective rent per square foot” as mentioned above; we understand “average effective rent per square foot” and “annual effective rent per square foot” are two different metrics. The Company respectfully submits that it has complied with the Staff’s initial request via presentation of our annualized average effective rent per square foot, accounting for the impact of straight-line rent adjustments, including the amortization of rent escalations, base rent concessions (e.g., free rent abatements) or other deviations in monthly cash rents contained in the lease over the lease term. As detailed in our previous response to prior comment 2, annualized base rent is calculated by multiplying (i) rental payments (defined as cash rents before abatements) for the month ended December 31, 2023 by (ii) 12, and the square foot result per property is calculated by then dividing such product by the occupied square footage in that period.

While our leases generally contain rent escalations and free rent abatement provisions, the cash flows experienced for a particular lease in a given month may not reflect these provisions, or may vary over the lease term, as free rent or reduced rent may be applied at any point during the lease term depending on the contractual arrangement. In order to provide a more uniform metric, all of the cash flows over the lease term are accounted for in the calculation of annualized average effective rent per square foot. As defined, annualized average effective rent per square foot accounts for such straight-line rent adjustments contained in the lease over the lease term, while the calculation of annualized base rent per square foot analyzes the current period’s cash rents before applying any prior period abatements or future rent escalations. While it is common to provide free rent abatements at the beginning of a lease, such an abatement, a partial abatement or a different contractual arrangement impacting the straight-line rent adjustments could be applied at any point during the lease term.

All leases negotiated between the Company and its sophisticated commercial tenants are bespoke and highly negotiated, and the Company’s leases with its tenants are not uniform or commoditized. Annualized average effective rent may be greater than annualized base rent because the average cash flow paid by the tenant each month over the lease term can

U.S. Securities and Exchange Commission

June 18, 2024

be greater than the actual rent paid by the tenant at the particular point in time in which annualized base rent is calculated. For longer leases, it is not uncommon for the annualized average effective rent per square foot to be higher than the annualized base rent per square foot during the initial years because annualized base rent does not account for higher future cash flows often caused by contractual rent escalations.

As noted in our 10-K under Part I, Item 1. Business (page 6), our leases typically provide for contractual increases in base rental rates, and these rental escalations are expected to result in predictable increases in rental revenues for us over time. Amortization of rent escalations is appropriate to include in the calculation of annualized average effective rent per square foot because (1) our leases typically provide for these contractual increases in base rental rates, (2) such rental escalations are not necessarily captured in the calculation of annualized base rent, since the rental escalations could occur after the period end date, (3) “average effective rent” is not a defined term within U.S. GAAP and is not consistently defined, nor is it consistently presented at all, among our peers in their Exchange Act reports and (4) our presentation of annualized average effective rents per square foot, which accounts for rental escalations, more closely aligns with the presentation of straight-line rental income under U.S. GAAP. Thus, we believe we fairly present the annualized average effective rent per square foot when accounting for these cash flows contained in the lease over the lease term.

3.

We note your response to prior comment 3, and your explanation that determinations that your properties are “high quality” involve judgment and subjectivity, and that you evaluate features such as finishes, amenities, functionality, and construction. To provide additional context for investors, with respect to each property, please tell us, and in future filings, please clarify, whether such property is considered to be “high-quality,” by describing the various factors considered, such as the age of such building, whether it was recently renovated, and whether it is located in a central business district. In addition, please tell us, and in future filings, please clarify, if the quality or age of the building or the location of the property is impacting your ability to renew leases, or obtain new tenants, and the impact on leasing costs associated with renewing or re-letting a particular space.

RESPONSE: We acknowledge the Staff’s comment, and we respectfully submit that the additional inclusion of such extensive descriptive subfactors per property, especially per building on each property, would be unduly burdensome and cumbersome, and the presentation of such added disclosure may be of limited use to investors. As such, we will revisit the use of “high quality” and adjust the descriptor accordingly in future Exchange Act periodic reports. Should we desire to include such descriptor at a future time, we will include a description of such various factors that are considered in determining whether our portfolio is high-quality, per the Staff’s comment. In order to address the Staff’s concerns, the Company will expand its risk factors highlighting the importance of real estate location, property quality and amenities as important factors that impact the ability to lease specific properties in future Exchange Act periodic reports.

U.S. Securities and Exchange Commission

June 18, 2024

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 47

4.

We acknowledge your response to prior comment 5, including your statement that the information you provide will be shown on a per square foot basis. Please ensure that your future disclosures of the proposed tabular disclosure clarifies that the information is being shown on a per square foot basis, to the extent applicable.

RESPONSE: We acknowledge the Staff’s comment and will revise the disclosure accordingly in future Exchange Act reports.

* * * * *

U.S. Securities and Exchange Commission

June 18, 2024

On behalf of the Company, we appreciate your attention to this matter. If you have any questions or if any supplemental information is required by the Staff, please do not hesitate to contact me at (713) 220-3649 or jdavidson@HuntonAK.com.

Very truly yours,
/s/ James V. Davidson, Esq.
James V. Davidson, Esq.

cc:	Anthony Maretic, City Office REIT, Inc.

James Farrar, City Office REIT, Inc.